On July 20, 2022, Cannell Capital ("CC") spoke with Build-A-Bear Workshop, Inc. ("BBW") Chairman Craig Levitt about what CC thought was the best way to return value to owners and provided neutral back up to support its opinion. CC's August 25 letter to the Board of BBW summarized its opinion and perspective.

On August 31, BBW announced the exhaustion of its existing $25 million buyback authority and the authorization of $50 million by means of open market share repurchases. While directionally positive, CC believes this is too timid and difficult to implement. BBW took 252 days to complete the $25 million buyback authorized November 30, 2021, for example.

CC's experience is that good companies enjoy sage directors who have a lot of skin in the game (defined as having bought not been given shares) do not need to be told how to allocate owners' capital. One example is LICT Corporation. The share price has risen nearly 500% over the last eighteen years as the number of shares shrunk 37% from ~28,000 to ~18,000. Mario Gabelli, LICT's chairman, does not need to be told what to do. BBW owners are encouraged to study the following.

Fig. 1: Value Creation 101: Buy Your Stock When Mispriced by Mr. Market. A Dozen Examples. Then BBW. Period 09/30/2004 to 06/30/2022, $1,000s.

	Shares Outstanding		Share	Share
Issuer	9/30/2004	6/30/2022	Reduction (%)	Performance (%)
UNP	1,036.5	624.5	(40)	1,456
MSFT	10,880.6	7,457.9	(31)	816
WINA	5.9	3.4	(42)	772
LOW	1,543.7	620.7	(60)	610
ORCL	5,128.5	2,664.9	(48)	555
PTSI	45.2	22.3	(51)	535
LICT	0.028	0.018	(37)	499
SCVL	38.5	27.6	(28)	507
BRK/A	1.3	0.6	(53)	381
WRLD	18.5	6.3	(66)	398
SNBR	55.0	22.0	(60)	225

BBW	18.6	15.6	(16)	(32)

Owners of BBW should consider whether the current Board is the best Board to represent the interests of BBW's owners. CC does not think so.

CC continues to recommend that BBW's Board expand the company's credit facility, execute a sale leaseback of the Company's distribution center, and launch a modified Dutch tender for at least 50% of the shares outstanding without further delay, or resign.